Exhibit C.1

   CONNECTICUT VALLEY ELECTRIC COMPANY INC. RESTRUCTURING

                 PURCHASE AND SALE AGREEMENT
                       by and between
           Public Service Company of New Hampshire
                             and
Central Vermont Public Service Corporation/Connecticut Valley
                    Electric Company Inc.


     This Purchase and Sale Agreement ("Agreement"), dated as of the 31st of January, 2003, by and between Public
Service Company of New Hampshire, a New Hampshire corporation ("PSNH" or the "Buyer"), Central Vermont Public
Service Corporation, a Vermont corporation ("CVPS"), and
Connecticut Valley Electric Company Inc., a New Hampshire corporation ("CVEC") (CVPS and CVEC, where the context permits, each individually also being a "Seller", and collectively, the "Sellers").


                    W I T N E S S E T H :

     WHEREAS, CVEC, a wholly-owned subsidiary of CVPS, has been granted franchises to serve certain areas in the State of New Hampshire with retail electric service; and

     WHEREAS, CVEC and CVPS have been parties to lengthy and complex litigation involving the State of New Hampshire concerning, among other issues, the implementation of New Hampshire's electric restructuring act, RSA Chapter 374-F; and

     WHEREAS, CVEC and CVPS have entered into a settlement (the "CVEC Related Settlement") of such litigation with the Governor's Office of Energy and Community Services, Staff of the New Hampshire Public Utilities Commission, the Office of Consumer Advocate, the City of Claremont, New Hampshire, and New Hampshire Legal Assistance (the "State Parties") contemporaneously with the execution of this Agreement; and

     WHEREAS, pursuant to that settlement CVEC has agreed to transfer its franchises and to sell substantially all of its electric utility facilities to PSNH; and

     WHEREAS, PSNH desires to receive the CVEC franchises, to purchase assets from CVEC, and to provide electric service, including delivery service to the New Hampshire
Electric Cooperative, Inc. ("NHEC"), in the areas presently included in the franchises held by CVEC, all upon the terms and conditions as set forth herein; and

     WHEREAS, PSNH desires to purchase certain assets from CVPS; and

     WHEREAS, PSNH has entered into a settlement (the "PSNH
Related Settlement") with the State Parties concerning the methodology for recovery of the costs incurred for the transaction contemplated by this Agreement; and

     WHEREAS, the area presently served by CVEC is transmission-dependent upon CVPS for the delivery of electric energy; and

     WHEREAS, CVPS is willing to continue the provision of transmission service to PSNH to deliver energy to the CVPS/CVEC interface with the area presently served by CVEC under authority of the Federal Energy Regulatory Commission
(the "FERC").

     NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants herein contained, the Parties hereto have agreed and do hereby agree, subject to the terms and conditions set forth herein, as follows:

     1.   ASSETS TO BE SOLD BY CVEC

       a. CVEC agrees to sell and transfer to PSNH and PSNH agrees to purchase and accept, at Closing, free and clear of any liens and encumbrances, substantially all of CVEC's electric utility facilities including lands and land rights, easements, rights, franchises and personal property (the "Acquired Assets"), all as more particularly described in
          Exhibit 1.a attached hereto. Exhibit 1.a has been prepared based upon facilities in existence as of the date noted thereon, and at Closing there will be an adjustment to include subsequently-acquired and exclude subsequently-conveyed and retired property of CVEC.

       b. CVEC shall retain the property and facilities described in Exhibit 1.b. To the extent that any property owned by CVEC is not included in either Exhibit 1.a or Exhibit 1.b, it shall be assumed that such property is included in the Acquired Assets to be transferred to and purchased by PSNH.

       c. CVEC shall transfer to PSNH all licenses and permits which are transferable by assignment or otherwise (including, without limitation, upon request or application to a governmental authority, or which will pass to PSNH as successor in title to the assets and franchise by operation of law), including, without limitation, those licenses and permits set forth in Exhibit 1.c.

       d. CVEC shall also transfer to PSNH, originals or copies of all documents, correspondence, books, records, operating, safety and maintenance manuals, inspection reports, drawings, models, engineering designs, blueprints, as-built plans, specifications, procedures, studies, reports, quality assurance records, purchasing records and equipment repair data, safety, maintenance or service records relating to the acquisition, ownership, design, construction, licensing, regulation, or operation of the Acquired Assets.

       e. CVEC shall transfer or assign to PSNH certain contracts, instruments or other agreements as set forth in
           Exhibit 1.e relating to the operation and maintenance of the CVEC electric system.

       f. CVEC shall transfer to PSNH all claims, rights or causes of action against any third parties to the extent arising out of or relating to its right, title and interest in and to any of the Acquired Assets or any portion thereof, whether received as a payment or credit against future liabilities, including, without limitation, insurance proceeds, condemnation awards and cash payments under warranties covering the Acquired Assets to the extent such payments relate to the Acquired Assets, except for any claim against any third party relating to the Acquired Assets which arises prior to the Closing date. It is understood that no claims resolved pursuant to the CVEC Related Settlement shall be deemed to have been transferred as a result of this assignment.

       g. PSNH shall pay to CVEC for the Acquired Assets and related items described herein the net book value of such assets, (i.e., adjusted for accrued depreciation, as of the date of closing. The final purchase price may be audited by the New Hampshire Public Utilities Commission (the "Commission") subsequent to the Closing, and the Parties may participate in such audit. Payment shall be made at Closing by wire transfer to an account designated by CVEC or CVPS, or in such other manner acceptable to the Parties. PSNH and CVEC shall determine the appropriate allocation of the purchase price to items, including intangibles, listed on Exhibits 1a, 1c, and 1e.

       h. Real and personal property taxes as well as all municipal assessments related to any of the property to be transferred at Closing will be prorated between the Parties based upon the tax year of the municipality or taxing authority imposing the tax or assessment.

       i. All conveyance taxes related to the transfer of property at Closing shall be shared equally by the Parties.

       j. Good and marketable title to all Acquired Assets and other items shall be transferred to Buyer by CVEC by warranty deed and bill of sale, free and clear of any and all liens, security interests, and encumbrances of any kind, except as specifically provided in Exhibit 1.j. Title insurance, if any, shall be provided at PSNH's sole expense.

     2.   ASSETS TO BE SOLD BY CVPS

       a. CVPS agrees to sell and transfer to PSNH and PSNH agrees to purchase and accept, at Closing, certain assets owned by CVPS, all as more particularly described in Exhibit 2.a attached hereto. Exhibit 2.a has been prepared as of the date noted thereon, and may be revised prior to Closing.

       b. PSNH shall pay to CVPS the fair market value of each item described in Exhibit 2.a, with such fair market value to be included on Exhibit 2.a. Payment shall be made at Closing in a manner acceptable to the Parties.

       c. Real and personal property taxes as well as all municipal assessments related to any of the property to be transferred at Closing will be prorated between the Parties based upon the tax year of the municipality or taxing authority imposing the tax or assessment.

       d. All conveyance taxes related to the transfer of property at Closing shall be shared equally by the Parties.

       e. Good and marketable title to all assets and other items shall be transferred to Buyer by CVPS by warranty deed and bill of sale, free and clear of any and all liens, security interests, and encumbrances of any kind except as specifically provided in Exhibit 2.e. Title insurance, if any, shall be provided at PSNH's sole expense.


     3.   POWER PURCHASE OBLIGATIONS

       a. CVEC shall transfer to PSNH, and PSNH shall accept, all of CVEC's going-forward responsibilities concerning purchases (mandated by Commission order, contract, or otherwise) from the following qualifying facilities:

          i.   NH/VT Refuse Facility (Wheelabrator)
          ii.  Pettyboro
          iii. Bath Electric
          iv.  Celly Mills
          v.   Eastman Brook

       b. CVEC shall pay to PSNH the Net Present Value (using a discount factor of the Prime Rate as published in the Federal Reserve Statistical Release H.15 on the fifth (5th) business day prior to the closing date) of all remaining credits required of CVEC under the Stipulation of Settlement with Wheelabrator Claremont Company L.P. as filed with the New Hampshire Public Utilities Commission in its Docket No. DE 00-110.

       c. CVEC shall assign to PSNH its rights and obligations under its wholesale requirements contract with CVPS entitled "Rate RS-2 for Reserve System Capacity Service by Central Vermont Public Service Corporation to Connecticut Valley Electric Company Inc.", as filed with the FERC under CVPS Rate Schedule No. 135. CVPS hereby consents to this assignment by CVEC to PSNH. CVPS agrees that PSNH may terminate the RS-2 contract immediately upon acceptance of the assignment thereof from CVEC and receipt by CVPS of the "RS-2 Stranded Cost Payment" and the payments for "Recovery of CVEC's Restructuring Costs, Regulatory Assets, Certain Litigation Costs and Other Outstanding Balances" as quantified in the Related Settlement between CVEC/CVPS and the State Parties. The Parties agree that any such termination payment shall be subject to adjustment and reconciliation pursuant to the provisions set forth in the Related Settlement between CVEC/CVPS and the State Parties. The Parties recognize and agree that the mechanics of this subsection c are subject to modification by mutual consent of the Parties (not to be unreasonably withheld) in order to effectuate beneficial tax treatment of the transactions described herein, provided that no such modification shall adversely affect New Hampshire customers.

     d. CVPS shall retain the obligation to purchase the output of the following facilities located in New Hampshire pursuant to the terms and conditions of their respective existing contracts:

          i.   Lafayette Street Hydro
          ii.  Lower Valley
          iii. Sweetwater Hydro
          iv.  Woodsville Hydro

     4.   DELIVERY POINTS AND TRANSMISSION SERVICE

     a. As long as PSNH shall require such transmission service, CVPS or its successors or assigns will provide transmission service to PSNH pursuant to the terms and conditions of this paragraph 4.

       b. On and after closing of the transaction, PSNH will be responsible for all costs incurred by the transmission providers for the transmission of power to PSNH to serve the former CVEC load through rates approved by the applicable regulatory agency, as follows:

             i.  PSNH will pay for NEPOOL Regional Network Service
                 (RNS), either by way of the VELCO Open Access Tariff or the NU Open Access Tariff according to the terms of the NEPOOL Open Access Tariff. (Delivery Service A in
                 Exhibit 4.c)

           ii. PSNH will directly take Local Network Service (LNS) by way of the VELCO Open Access Tariff. (Delivery Service B in Exhibit 4.c)

           iii. PSNH will take Network Service by way of the CVPS Open Access Transmission Tariff for transmission service (Delivery Service C in Exhibit 4.c) and will take distribution service for an allocated portion of specific distribution facilities by way of the CVPS Open Access Transmission Tariff. (Delivery Service
                 D in Exhibit 4.c)

           iv. PSNH shall be responsible for provision of delivery service and billing to NHEC for use of the PSNH system. CVPS shall be responsible for provision of delivery service and billing to NHEC for use of the CVPS system.

           v. Woodsville Fire District Water and Light Department (Woodsville) will continue to be served by CVPS/CVEC including service over the present CVEC transmission line which will not be sold to PSNH.

       c.  The points of delivery shall be as detailed in Exhibit
           4.c attached hereto.

       d. CVPS and PSNH establish the following clearly defined demarcations of ownership at each delivery point. It is agreed that the 12.5 kV delivery point demarcation (see
           Exhibit 4.c) is at the first pole located in-New Hampshire (east side of Connecticut River). In addition, 46 kV delivery points (Interconnection Points 8 through 13 in Exhibit 4.c) are at each radial 46 kV tap on the CVPS 46 kV facilities from Charlestown, New Hampshire to Windsor and Ascutney, Vermont. The Lafayette Street 46kV delivery point (Interconnection Point 7 in Exhibit 4.c) shall be on the load side of switch 406 and 389, subject to site review.

     e. CVPS shall have the right to revise the transmission service and the terms and conditions thereof from time to time in accordance with applicable law and PSNH shall have the right to seek remedies or modification under such applicable law.

     f. Termination by PSNH of delivery at any delivery point described in Exhibit 4.c, will be subject to the following provision to be included as Paragraph 5 in the Service Agreement For Network Integration Transmission Service:
           "This Service Agreement shall become effective on January 1, 2004 and shall continue in effect thereafter until terminated with one year's written notice by either party; provided that, unless this service agreement is superseded by another service agreement providing for the Transmission Customer to take and pay for transmission service over the facilities specified in this paragraph, the Transmission Customer shall pay to the Transmission Provider, within thirty (30) days of the rendering of the bill, (a) the net book value as of the termination date of (i) the transmission and distribution facilities of the Transmission Provider designated in Specification No. 2 to this Service Agreement that are no longer used and useful for the provision of electric utility service, and (ii) the specific meter and meter-related plant that are the basis for the Delivery Point Cost charged by the Transmission Provider to the Transmission Customer as provided under Attachment H-3 to the Tariff and that are no longer used and useful for the provision of electric utility service; and (b) the actual cost of dismantling and removing the facilities and plant listed in (a). The bill shall include the cost of dismantling and removing all meter and meter-related plant." Specification No. 2 will be drafted by CVPS and provided to PSNH no less than one-hundred and twenty (120) days before the Effective Date of the Service Agreement and PSNH does not waive any rights to comment on Specification No. 2 or contest the inclusion of any transmission or distribution facilities in the document.

     g. PSNH and CVPS shall cooperate in establishing metering at each interconnection point sufficient to allow accurate billing of transmission services listed in section 3(a) and 3(b) above and to accurately report hourly load information to VELCO and the Independent System Operator New England, or successor organizations, as required for regional energy markets. Other than as provided in Exhibit 4.g., CVPS will own and maintain all delivery point metering providing service to the PSNH delivery points listed in Exhibit 4.c. PSNH will own and maintain all delivery point metering providing service to the four NHEC delivery points. CVPS and PSNH will share, at no cost charged to each other, access to meter information as required by each company.

     h. PSNH shall continue to deliver power to CVPS from the following IPP's denoted below at no charge to CVPS through the remaining terms of CVPS's current power purchase obligations: Lafayette Street Hydro, Lower Valley,
           Sweetwater Hydro, and Woodsville Hydro.

     i. As part of the Standard Network Operating Agreement under CVPS' Open Access Transmission Tariff, the Parties will negotiate and include provisions relating to land rights, joint use of facilities, meter and plant relocations and additions, easements and licenses as may be necessary to effectuate the transactions herein. Pursuant to paragraph 2, above, PSNH shall be responsible to pay CVPS the fair market value of any land rights, easements and licenses and the actual incremental make-ready/relocation costs for meters and plant relocations and additions.

     5.   CUSTOMER TRANSITION

     a. At least 60 days prior to closing, CVEC will provide to PSNH sufficient data for PSNH to prepare its systems to receive CVEC customers including but not limited to service addresses, meter information, meter reading routes, circuit information, etc. The data to be transferred will be mutually agreed upon between CVEC and PSNH and described prior to closing in Exhibit 5.a. Such data will be transferred in a format and manner also to be described prior to closing in Exhibit 5.a.

     b. On the closing date, CVEC will prepare a computer file in the format described in Exhibit 5.a that contains the specific customer data on all parties who are active CVEC customers. If a customer is enrolled in a CVEC program where PSNH offers an equivalent program, the file will contain sufficient information to allow PSNH to enroll the customer in the PSNH program on initiation of their PSNH account. Examples would be PSNH's Level Payment Program, the statewide Electric Assistance Program, LIHEAP, etc.

     c. The CVEC customer meters will be read by PSNH (with assistance from CVPS if so requested) using CVPS-supplied hand-held meter reading recording devices on their regularly scheduled cycle meter read date after closing. Such hand-held meter reading recording devices shall be supplied by CVPS for such purpose at no charge to PSNH, and shall be returned, in good working condition, to CVPS as soon as commercially reasonable following use as contemplated herein. CVEC will prorate the difference between the meter reading obtained after the closing and the customer's prior meter reading based solely on the number of days during the reading period that occurred before and after the closing date. CVEC will on a daily basis transfer to PSNH in a format and method to be mutually agreed upon, the prorated meter reading which CVEC calculated attributable to the closing date and the reading obtained on the cycle read date. For customers with demand billing, CVEC and PSNH agree to use best efforts to obtain actual meter readings as of the day of closing. At least the 100 largest demand customers will be read on the closing date. For CVEC accounts that have interval metering, CVEC will transfer the detailed 15 minute interval data recorded on or after the closing date to PSNH for use in preparing the PSNH billing for the period after the closing date. CVEC will use the prorated meter reading difference attributable to the period prior to the closing to prepare a final bill for the customer. CVEC will use its normal final billing protocols to prepare the final bill including the crediting of deposits and accrued interest to the customer's accounts. PSNH will use the closing date and cycle read date readings to generate billings to the customers for such initial bill period.

     d. CVEC will continue to own all active and inactive accounts receivable generated prior to the closing and pursue collection of such receivables in the normal course for "final billed" customers. Any deposits and interest remaining after successful collection of any outstanding accounts receivable will be refunded under current NHPUC regulations.

     e. CVPS, or its appropriate affiliate, will retain the water heater rental program currently available to CVEC customers through CVPS's unregulated subsidiary SmartEnergy Services and will generate its own billings for that program after the closing date.

     f. On the closing date, CVEC will also transfer to PSNH all service orders, requests for line work, and meter-related service requests with effective dates after the closing date in a format and manner to be mutually agreed upon and described prior to closing in Exhibit 5.f. The Parties shall cooperate in advance of closing to provide this information in a manner and on a schedule that will permit the uninterrupted provision of service to customers immediately following the closing date. CVEC will continue to pursue the finalization of service orders commenced prior to the closing date and send the results to PSNH in the format and method to be described in Exhibit 5.f as they are finalized by CVEC.

     g. CVPS will cooperate with PSNH to provide metering equipment and spares at fair market value following closing as requested by PSNH.

     6.   EMPLOYEE PROTECTIONS

     a. PSNH will offer qualified CVPS employees who are working in the CVEC franchise area at the time of closing similar positions with PSNH, which positions, if represented, will be covered under the terms and conditions of the collective bargaining agreement then in effect between PSNH and IBEW Local 1837. Such employees are designated on Exhibit 6.a attached hereto. (Exhibit 6.a may be completed at a reasonable time prior to the closing). Such designated employees who are not represented by a union will be offered similar positions with PSNH. These designated employees (both represented and non-represented) will be eligible to participate in the same employee benefits (health, life insurance, disability, 401(k), vacation, holiday, pension and post-retirement health and life insurance, etc.) that are made available to, and under the same terms and conditions as, PSNH employees generally. Specific details relating to the merging, bridging and/or offsetting of benefits and service will be provided once all of the benefit plan and other related information specified in the data requests have been received and fully reviewed.

     b. To the extent permitted by applicable law, CVPS shall provide to PSNH all employee records pertaining to its employees who are offered positions with PSNH pursuant to this paragraph.

     7.   INDEMNIFICATION AND HOLD HARMLESS

     a. PSNH shall not be liable for injury or damages to person (including death) or property or any claims, demands, causes of action and contentions whatsoever, including those which the New Hampshire Department of Environmental Services ("NHDES"), the United States Environmental Protection Agency ("USEPA"), any other governmental entity or potentially responsible party ("PRP") or other person has or might have against PSNH, its respective successors, affiliates, parents, subsidiaries, and assigns (collectively, the "PSNH Entities"), on account of, with respect to, or in any way connected with or arising solely out of from or in connection with CVEC's, CVPS's, their agents', employees', customers', subcontractors' or invitees' use or ownership of the Property prior to Closing or otherwise occurring within the Property prior to Closing, including, without limitation, study costs, remediation costs, response costs, governmental oversight costs, contribution costs, costs of operation and maintenance of any remedy, damages, or attorneys' fees taken at or in respect of the Property under applicable Federal or State statutory or common law including, without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, 42 U.S.C. 9601 et seq. ("CERCLA" or "Superfund"), the New Hampshire Hazardous Waste Clean-Up Fund, RSA Chapter 147-B (the "NH Hazardous Waste Act"), as amended, or any successor statutes thereto (together, the "Pre-Closing Covered Claims"). To the maximum extent this agreement may be made effective according to law, CVPS agrees to defend, indemnify and save harmless the PSNH Entities from and against the Pre-Closing Covered Claims.

     b. In like manner neither CVEC nor CVPS shall be liable for injury or damages to person (including death) or property or any claims, demands, causes of action and contentions whatsoever, including those which the NHDES, the USEPA, any other governmental entity or PRP or other person has or might have against CVEC, CVPS, their respective successors, affiliates, parents, subsidiaries, and assigns (collectively, the "CVPS Entities"), on account of, with respect to, or in any way connected with or arising solely out of from or in connection with PSNH's, its agents', employees', customers', subcontractors' or invitees' use or ownership of the Property following Closing or otherwise occurring within the Property following Closing, including study costs, remediation costs, response costs, governmental oversight costs, contribution costs, costs of operation and maintenance of any remedy, damages, or attorneys' fees taken at or in respect of the Property under applicable Federal or State statutory or common law including, without limitation, CERCLA, the NH Hazardous Waste Act, as amended, or any successor statutes thereto (together, the "Post-Closing Covered Claims"). To the maximum extent this agreement may be made effective according to law, PSNH agrees to defend, indemnify and save harmless the CVPS Entities from and against the Post-Closing Covered Claims.

     c. The Parties believe they are not required to comply with any bulk sales law of the State of New Hampshire. In lieu of such compliance, CVPS agrees to indemnify and hold PSNH harmless from and against all claims of every description which the creditors of CVEC may assert against any of the assets to be conveyed hereunder.

     8.   CONDITIONS TO PSNH'S OBLIGATION TO CLOSE
          The obligations of PSNH hereunder shall be subject to the fulfillment on or prior to Closing of each of the following conditions:

     a. Compliance with Agreement: All the terms, covenants and conditions of this Agreement to be complied with and performed by CVEC and CVPS, as appropriate, on or before Closing shall have been complied with and performed.

     b. Opinion of counsel: PSNH shall have received a favorable opinion dated the date of Closing from New Hampshire counsel for CVEC and CVPS (for issues pertaining to New Hampshire law) and from in-house counsel to CVEC and CVPS, in form and substance satisfactory to PSNH, addressed to PSNH and covering the matters set forth in Exhibit 8.b hereto.

     c. Title Commitment: PSNH shall have received, at its sole expense, a title report and commitment issued by a reputable title insurance company licensed to do business in the State of New Hampshire and acceptable to PSNH, committing to the issuance to PSNH at time of closing of a current standard form American Land Title Association (ALTA) owner's title insurance policy, with coverage in the amount of the purchase price or such other amount as shall be satisfactory to PSNH, insuring good and marketable title in and to the Acquired Assets and to any assets owned by CVPS, consisting of the real property and real property rights and interests, together with the improvements thereon, to be transferred to PSNH at closing, free and clear of any and all liens and encumbrances, and subject only to such real property taxes for the current tax year as are a lien but are not yet due and payable, to the standard printed exceptions contained in the ALTA form owner's title policy, and to no other material exceptions other than those as PSNH shall have expressly approved in writing prior to closing.

     d. No action or other proceeding: No action or other proceeding before any court or any governmental agency or body shall have been be pending in which the validity or legality of this Agreement (in either case, in whole or in part), or the consummation of the transactions contemplated hereby is questioned or to obtain damages in connection with the Agreement or the consummation of the transactions contemplated hereby, and no investigation shall be pending by a person, legal entity or agency having legal standing to petition any court to restrain or prohibit consummation of the transactions, or any of them, contemplated herein.

     e. Representations of CVPS and CVEC: The representations of CVPS and CVEC in this Agreement shall be true and correct in all material respects on and as of the date of Closing with the same effect as though all such representations had been made on and as of such date; each and all of the agreements by CVPS and CVEC to be performed at or before Closing pursuant to the terms hereof shall have been duly performed; CVPS and CVEC shall have delivered to PSNH a certificate dated the date of Closing stating that all representations of CVPS and CVEC contained in this Agreement are true in all material respects; and PSNH shall have received all of the documents and executed agreements to be delivered to it hereunder.

    f. Approvals: This transaction is conditioned upon receipt of necessary regulatory approvals. Such approvals must be final and unconditional or with conditions acceptable to PSNH in its sole discretion, and must include, without limitation, approval of recovery of the costs of this transaction and payment of the amounts contemplated herein to CVPS by PSNH, as more fully set forth in the "PSNH Related Settlement." Regulatory agencies from which approvals are required include, but are not limited to, the New Hampshire Public Utilities Commission and the Federal Energy Regulatory Commission.

     g. Lender consents: This transaction is conditioned upon receipt by PSNH of necessary lender consents under credit agreements granted to PSNH or Northeast Utilities.

     9.   CONDITIONS TO CVPS'S AND CVEC'S OBLIGATIONS TO CLOSE
          The obligations of CVPS and CVEC hereunder shall be subject to the fulfillment on or prior to Closing of each of the following conditions:

     a. Compliance with Agreement: All the terms, covenants and conditions of this Agreement to be complied with and performed by PSNH, on or before Closing shall have been complied with and performed.

     b. Opinion of counsel: CVPS shall have received a favorable opinion dated the date of Closing from New
          Hampshire counsel for PSNH, in form and substance satisfactory to CVPS, addressed to CVPS and covering the matters set forth in Exhibit 9.b hereto.

     c. No action or other proceeding: No action or other proceeding before any court or any governmental agency or body shall be pending in which the validity or legality of this Agreement (in either case, in whole or in part), or the consummation of the transactions contemplated hereby is questioned or to obtain damages in connection with the Agreement or the consummation of the transactions contemplated hereby, and no investigation shall be pending by a person, legal entity or agency having legal standing to petition any court to restrain or prohibit consummation of the transactions, or any of them, contemplated herein.

     d. Representations of PSNH: The representations of PSNH in this Agreement shall be true and correct in all material respects on and as of the date of Closing with the same effect as though all such representations had been made on and as of such date; each and all of the agreements by PSNH to be performed at or before Closing pursuant to the terms hereof shall have been duly performed; PSNH shall have delivered to CVPS a certificate dated the date of Closing stating that all representations of PSNH contained in this Agreement are true in all material respects; and CVPS shall have received all of the documents and executed agreements to be delivered to it hereunder.

     e. Approvals: This transaction is conditioned upon receipt of necessary regulatory approvals. Such approvals must be final and unconditional or with conditions acceptable to CVPS and CVEC in their sole discretion, and must include, without limitation, approval of the matters set forth in the CVEC Related Settlement". Regulatory agencies from which approvals are required include, but are not limited to the New Hampshire Public Utilities Commission and the Federal Energy Regulatory Commission.

     f. Lender consents: This transaction is conditioned upon receipt by CVEC and CVPS of necessary lender consents under credit agreements.

     g.   CVPS shall have received the "RS-2 Stranded Cost
          Payment" and "Restructuring Costs, Regulatory Assets,
          Certain Litigation Costs and Other Outstanding Balances" payment as defined in the CVPS/CVEC "Related Settlement."

     10.  THE PRESERVATION OF BUSINESS
          CVEC's business shall continue to operate in accordance with customary utility practice through the date of closing, including the preservation of franchises, licenses, property rights, insurance, etc.

     11.  ACCESS TO PROPERTY
          CVPS and CVEC shall cooperate with PSNH through the date of closing to allow PSNH to have access at mutually agreeable and reasonable times during normal business hours to CVEC facilities, books and records to make such due diligence investigations as PSNH deems necessary. PSNH will perform any such investigations, and shall keep information received during such investigations confidential to the extent set forth in the confidentiality agreement that is a part of this transaction

     12.  POST CLOSING
          The Parties agree to cooperate with each other post-closing to provide assistance concerning the provision of electric service to CVEC's customers and evidence and testimony as necessary before regulatory, administrative and judicial bodies as may reasonably be necessary and requested by PSNH for a period of two (2) years from date of closing. PSNH shall be responsible for reimbursing CVPS for all costs, including reasonable legal fees, associated with these matters.

     13.  CHOICE OF LAW
          New Hampshire law shall govern this transaction.

     14.  TERMINATION
          Termination shall be in accordance with the provisions of the Related Settlements. In the event that all the regulatory approvals and lender consents are not obtained by June 30, 2004, this Agreement and the transaction contemplated herein shall terminate.


     15.  BREACH
          Damages for claims of breach of contract shall be limited to direct costs related to the breach and shall not include consequential damages.

     16.  DISPUTE RESOLUTION
          In the event that it becomes necessary, the Parties agree to pursue resolution first through mediation and share the cost of a mutually acceptable mediator. If the Parties are unable to resolve the issues through mediation within a reasonable period of time, the Parties will jointly select an arbitrator or panel of arbitrators to resolve the matter through binding arbitration and shall share the cost of such mutually acceptable arbitrator(s). Each party shall bear its own direct costs of such dispute resolution, including, without limitation, attorneys' fees and costs.

     17.  CLOSING
     a. Closing shall take place at a mutually acceptable time and place as necessary to ensure an effective date of the transaction of January 1, 2004, or such other date as adjusted by mechanisms agreed to by the Parties hereto and the State Parties in the other Related Settlements.

     b. At closing, CVPS shall present PSNH with all bills of sale, assignments, deeds, certificates of title for vehicles, customer lists, service records, maps, diagrams, equipment records, inventory accounts, etc., in its or CVEC's possession required by this Agreement or otherwise reasonably necessary for the operation and maintenance of the CVEC system by PSNH or for the billing and management of CVEC's customer accounts by PSNH.

     c. At closing, CVEC and CVPS shall provide an affidavit regarding the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA") in the form attached as Exhibit 17.c, together with such additional affidavits and documents in form satisfactory to PSNH's title insurer as shall be reasonably required to convey good and marketable title free and clear of liens and encumbrances.

     d. At closing, the Parties shall provide each other with certificates of good standing issued on or near the date of Closing by the appropriate Secretary of State.

     e.   At closing, CVEC and CVPS shall each deliver to PSNH
          (1) warranty deeds in recordable form conveying to PSNH good and marketable title to the Acquired Assets and to any assets owned by CVPS being transferred to PSNH, consisting of the real property and real property rights and interest, together with the improvements thereon, free and clear of all liens and encumbrances except as provided herein, (2) bills of sale conveying, transferring and selling to PSNH all right, title and interest of CVEC and CVPS in and to all of the Acquired Assets and any assets owned by CVPS being transferred to PSNH, consisting of the facilities, equipment and all other personal property, which bills of sale shall contain a warranty that such property is free and clear of all liens and encumbrances except as provided herein, and
          (3) such other assignments, conveyances and transfer instruments, in form and substance acceptable to PSNH, as shall be reasonably required or necessary to effectuate the lawful transfer to PSNH of the assets of CVEC and CVPS covered by this Agreement.


     18.  REPRESENTATIONS AND WARRANTIES
     a.   CVEC and CVPS hereby represent and warrant to PSNH:
           i. Each Seller is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to own, lease, and operate its properties and to carry on its business as it is now being conducted. CVPS is qualified to do business in New Hampshire.

           ii. Each Seller has the full power and authority to execute and deliver this Agreement and the Related Settlements with the State Parties and, subject to receipt of required regulatory approvals, to perform its obligations hereunder and thereunder. All necessary actions or proceedings to be taken by or on the part of each Seller to authorize and permit the due execution and valid delivery by such Seller of this Agreement and the Related Settlement and the instruments required to be duly executed and validly delivered by such Seller pursuant hereto and thereto, the performance by such Seller of its obligations hereunder and thereunder, and the consummation by such Seller of the transactions contemplated herein and therein, have been duly and properly taken. This Agreement has been duly executed and validly delivered by each Seller, and assuming due execution and delivery by PSNH and receipt of all regulatory approvals, constitutes the valid and legally binding obligation of such Seller, enforceable in accordance with its terms and conditions, subject to applicable bankruptcy, insolvency, moratorium and other Laws affecting the rights of creditors generally and the application of general principles of equity (regardless of whether such enforceability is sought in equity or at law). The Sellers acknowledge the receipt and sufficiency of consideration with respect to this Agreement and the Related Settlement.

           iii. Subject to each Seller obtaining the required regulatory approvals, neither the execution and delivery by such Seller of this Agreement or the Related Settlement, nor the consummation of the transactions contemplated hereby and thereby will (i) violate any law to which such Seller or any of its property is subject or any provision of the charter or by-laws of such Seller, or (ii) conflict with, result in a breach or forfeiture of, constitute a default under, result in the acceleration of, create in any person the right to accelerate, terminate, modify, revoke, suspend or cancel, or require any notice under any agreement, contract, lease, permit, license, instrument, or other arrangement to which such Seller is bound or to which any of its assets is subject (or result in the imposition of any Lien upon any of the Acquired Assets).

          iv. Except for required regulatory approvals, no declaration, filing or registration with, or notice to, or authorization, consent or approval of any governmental authority is necessary for the execution and delivery of this Agreement or the Related Settlement by such Seller, or the consummation of the transactions contemplated hereby or thereby.

           v. Each Seller represents and warrants that it holds good and marketable title to the Acquired Assets and to any assets owned by CVPS being transferred to PSNH, respectively.

           vi. The Sellers have not received any written notice from any Governmental Authority that such Seller is not in compliance with all laws applicable to the Acquired Assets and such Seller is not in violation of such Laws.

           vii. The Sellers warrant and represent that all Permits which are required in connection with the business of owning and/or operating the Acquired Assets have been obtained, and (A) all of such Permits are in full force and effect and no proceedings for the suspension or cancellation of any of them is pending or threatened;
               (B) no notice of violation of any of such Permits has
                been received; and (C) all Permits are being complied
                with.

           viii. All tax returns of such Seller required to be filed regarding the ownership or operation of the Acquired Assets have been filed, and all taxes due as indicated thereon have been paid, except where such taxes are being contested in good faith by appropriate proceedings. There is no unpaid tax on such Seller's ownership, operation or use of the Acquired Assets for which the Buyer could reasonably be expected to become liable.

           ix. Except as disclosed in Exhibit 18.a, there does not exist any violation of any environmental laws applicable to the Acquired Assets. Except as disclosed in Exhibit 18.a, there are no underground storage tanks, active or abandoned or polychlorinated-biphenyl containing equipment located on any of the properties to be transferred as part of the Acquired Assets. All environmental audits or assessments regarding the Acquired Assets conducted on or after January 1, 1996 by, or on behalf of, or which are in the possession of such Seller or its Affiliates, have been made available to the Buyer prior to execution of this Agreement and all environmental audits or assessments regarding the Site conducted prior to such date by, on behalf of, or which are in the possession of such Seller or its Affiliates have also been made available to the Buyer prior to execution of this Agreement.

           x. During the period between the execution of this Agreement and Closing, the Acquired Assets shall be operated and maintained in accordance with customary utility practice, including the preservation of franchises, licenses, property rights, insurance, etc.


      b.   PSNH hereby represents to the Sellers:
           i. It is duly organized, validly existing and in good standing under the laws of New Hampshire and has all requisite corporate power and authority to own, lease, and operate its properties and to carry on its business as it is now being conducted.

           ii. It has the full power and authority to execute and deliver this Agreement and the Related Settlement with the State Parties and, subject to receipt of required regulatory approvals and lender consents, to perform its obligations hereunder and thereunder. All necessary actions or proceedings to be taken by or on the part of PSNH to authorize and permit the due execution and valid delivery by it of this Agreement and the Related Settlement and any instruments required to be duly executed and validly delivered by PSNH pursuant hereto and thereto, the performance by PSNH of its obligations hereunder and thereunder, and the consummation by PSNH of the transactions contemplated herein and therein, have been duly and properly taken. This Agreement has been duly executed and validly delivered by PSNH, and assuming due execution and delivery by the Sellers and receipt of all regulatory approvals and lender consents, constitutes the valid and legally binding obligation of PSNH, enforceable in accordance with its terms and conditions, subject to applicable bankruptcy, insolvency, moratorium and other Laws affecting the rights of creditors generally and the application of general principles of equity (regardless of whether such enforceability is sought in equity or at law). PSNH acknowledges the receipt and sufficiency of consideration with respect to this Agreement and the Related Settlement.

           iii. Subject to PSNH obtaining the required regulatory approvals and lender consents, neither the execution and delivery by PSNH of this Agreement or the Related Settlement, nor the consummation of the transactions contemplated hereby and thereby will (i) violate any law to which PSNH or any of its property is subject or any provision of the charter or by-laws of PSNH, or (ii) conflict with, result in a breach or forfeiture of, constitute a default under, result in the acceleration of, create in any person the right to accelerate, terminate, modify, revoke, suspend or cancel, or require any notice under any agreement, contract, lease, permit, license, instrument, or other arrangement to which PSNH is bound.

           iv. Except for required regulatory approvals, no declaration, filing or registration with, or notice to, or authorization, consent or approval of any governmental authority is necessary for the execution and delivery of this Agreement or the Related Settlement by PSNH, or the consummation of the transactions contemplated hereby or thereby.

     c.   The Parties mutually agree:
           i. to cooperate and use all commercially reasonable efforts with respect to their respective obligations to
               (A) promptly prepare and file all necessary documentation, (B) effect all necessary applications, notices, petitions and filings and execute all agreements and documents, (C) obtain the transfer, issuance or reissuance to the Buyer of all necessary Permits, (D) facilitate the substitution of the Buyer for the Sellers where appropriate on pending Permits and (E) obtain all necessary consents, waivers, approvals and authorizations of all other parties necessary or advisable to consummate the transactions contemplated by this Agreement or any of the Related Settlements (including, without limitation, required regulatory approvals and lender consents) or approvals required by the terms of any note, bond, mortgage, indenture, deed of trust, license, franchise, Permit, concession, contract, lease, warranty or other instrument to which Sellers or Buyer is a party or by which any of them is bound. Without limiting the generality of the foregoing, each of the Sellers and the Buyer shall, as promptly as practicable after the execution of this Agreement and in any event by no later than forty-five (45) days after such date, make the necessary filings and pursue receipt of the required regulatory approvals and lender consents.

           ii. The Buyer and the Sellers each shall have the right to review and comment in advance on all filings relating to the transactions contemplated by this Agreement or any of the Related Settlements made by any Party in connection with the transactions contemplated hereby or thereby. The Parties shall in good faith consider such comments before making any such filings.

           iii. To cooperate to facilitate the orderly transition of the franchised electric business of CVEC to PSNH in a manner that ensures the continued provision of public utility service in accordance with RSA 374:1. During the period between the execution of this Agreement and Closing, the Sellers shall assist the Buyer with its efforts to plan for and implement the transition of ownership and operation of the Acquired Assets from the Sellers to the Buyer. After the Closing date, PSNH shall have reasonable access to the employees of the CVPS, for purposes of consultation or otherwise, to the extent that such access may reasonably be required in connection with matters relating to the operations of the Acquired Assets.

     19.  NOTICES
          Any notices or communication required or performed hereunder shall be sufficiently given if sent to:

          a.   To PSNH:

               Robert A. Bersak
               Assistant Secretary & Assistant General Counsel
               Public Service Company of New Hampshire
               780 N. Commercial Street
               P. O. Box 330
               Manchester, New Hampshire 03105-0330

          b.   To CVPS/CVEC:

               Joseph M. Kraus
               Senior Vice President Customer Services, Secretary, and
                 General Counsel
               Central Vermont Public Service Corporation
               77 Grove Street
               Rutland, Vermont 05701

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the day and year first written above.


PUBLIC SERVICE COMPANY        CENTRAL VERMONT PUBLIC
OF NEW HAMPSHIRE              SERVICE CORPORATION

By its Assistant Secretary    By its Senior Vice President
and Assistant General Counsel Customer Services, Secretary,
                              and General Counsel

/s/ Robert A. Bersak          /s/ Joseph M. Kraus
Robert A. Bersak              Joseph M. Kraus



                              CONNECTICUT VALLEY ELECTRIC
                              COMPANY INC.

                              By its Senior Vice President
                              Customer Services, Secretary,
                              and General Counsel


                              /s/ Joseph M. Kraus
                              Joseph M. Kraus





                         Exhibit 1.a

        DETAILED LISTING OF ASSETS TO BE SOLD BY CVEC




                         Exhibit 1.b

         LISTING OF PROPERTY TO BE RETAINED BY CVEC




                         Exhibit 1.c

                  PERMITS TO BE TRANSFERRED



                         Exhibit 1.e

         CONTRACTS TO BE TRANSFERRED TO PSNH BY CVEC


                         Exhibit 1.j

           PERMITTED ENCUMBRANCES ON CVEC PROPERTY


                         Exhibit 2.a

        DETAILED LISTING OF ASSETS TO BE SOLD BY CVPS
                         Exhibit 2.e

           PERMITTED ENCUMBRANCES ON CVPS PROPERTY




                         Exhibit 4.c

             TRANSMISSION SERVICE SPECIFICATIONS
INTER-  VERMONT          NEW        VOLTAGE      NHEC          GEN.      DELIVERY
CONNECT  SOURCE       HAMPSHIRE      (kV)     CONNECTION   (see below)   SERVICES
 POINT                DELIVERY
                        POINT
   1    Ely           Orford        12.5                                 A, B, C, D
   2    Bradford      Piermont      12.5                        *        A, B, C, D
   3    Wells         Bath          12.5                                 A, B, C, D
        River
   4    Newbury       Haverhill     12.5        X               **       A, B, C, D
   5    Thetford      Lyme          12.5        X                        A, B, C, D
   6    Windsor       Cornish       12.5        X                        A, B, C, D
   7    Ascutney      Lafayette      46                        ***         A, B, C
                       St.
   8    Ascutney      Maple Ave.     46                                    A, B, C
   9    Ascutney      Claremont      46                                    A, B, C
        (Inactive)    Foundry (Joy)
  10    Ascutney      River Rd.      46         X                          A, B, C
                      (Temple
                      Eastex)
  11    Ascutney      Coy            46                        ****        A, B, C
                      (Sweetwater
                      Hydro)
  12    Ascutney      Grissom        46                                    A, B, C
                      River
                      (Sullivan)
  13    Ascutney      Wheelabrator   46                        *****       A, B, C
                      (NH/VT Solid
                      Waste)

Generators                         Delivery Services Required
*   Celly Mills, Eastman Brook     A.  VELCO as agent for ISO-NE RNS
**  Bath Electric, Pettyboro,          service (69 kV, 115 kV, 230 kV,
Woodsville Hydro                       and 345 kV facilities).
*** Lafayette St. Hydro (Lower     B.  VELCO LNS service (mostly 115
Village Hydro), Lower Valley           kV).
**** Sweetwater Hydro              C.  CVPS Network Service (34.5 kV,
***** Wheelabrator (NH/VT Solid        46 kV, 69 kV, and 115 kV).
Waste)                                 Includes certain allocated
                                       charges from National Grid for
                                       network service.
                                   D.  CVPS distribution delivery
                                       facility charge (local
                                       distribution 12.5 kV).




                         Exhibit 4.g

              Ownership of Metering Facilities

                         Exhibit 4.i

               FACILITIES OPERATING AGREEMENT








                         Exhibit 5.a

            CUSTOMER DATA TRANSFER SPECIFICATIONS








                         Exhibit 5.f

            SERVICE ORDER TRANSFER SPECIFICATIONS
                         Exhibit 6.a

                    DESIGNATED EMPLOYEES








                         Exhibit 8.b

                 OPINION OF COUNSEL TO PSNH





                         Exhibit 9.b

                 OPINION OF COUNSEL TO CVPS




                        Exhibit 17.c

                  FORM OF FIRPTA AFFIDAVIT



     Section 1445 of the Internal Revenue Code provides that a transferee of a U.S. real property interest must withhold tax if the transferor is a foreign person. To inform the transferee that withholding tax is not required upon the disposition of U.S. real property interest by [___NAME OF SELLER____], a [_______________] corporation (the "Company"), the undersigned hereby certifies the following on behalf of the Company:

     1. The Company is not a foreign corporation, foreign partnership, foreign trust, or foreign estate (as those terms are defined in the Internal Revenue Code and the Income Tax Regulations);

     2. The Company's U.S. employer identification number is [__________________];

     3.   The Company's office address is [_____________________];

     The Company understands that this certification may be disclosed to the Internal Revenue Service by a transferee and that any false statement contained herein could be punished by fine, imprisonment or both.

     Under penalties of perjury, I declare that I have examined this certificate and to the best of my knowledge and belief it is true, correct and complete, and I further declare that I have authority to sign this document on behalf of the Company.





                       [______________NAME OF SELLER________________]


                            By:_________________________________


                            Its:_________________________________


                            Date:_______________________________



                        Exhibit 18.a

                  ENVIRONMENTAL DISCLOSURES